UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  December 21, 2004

Commission File Number:  000-50492

NOBLE HOUSE ENTERTAINMENT INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOBLE HOUSE ENTERTAINMENT INC.

(Registrant)

December 22, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

page i

NOBLE HOUSE ENTERTAINMENT INC.

FOR IMMEDIATE RELEASE

Noble House consolidates its shares and acquires assets of a motion picture production company

TORONTO, ON - December 21, 2004, Noble House Entertainment Inc. ("The Company") announces that the common shares of the company have been consolidated such that one "new" share would be exchanged for every two "existing" shares.

All fractional shares resulting from the reverse stock split will be treated as follows:

(a)	Shares of the shareholders, holding under ten "existing" shares, including those holding shares through a nominee, will be converted into the right to receive cash. They will receive a cash payment consideration of a minimum of $1 per share. Since the company's shares have not been quoted or traded anywhere, the Board arbitrarily decided the price per share.

(b)	All shareholders eligible for cash compensation will receive detailed communication.

(c)	All other shareholders will be issued new shares when they surrender their old shares to the transfer agent, Equity Transfer Services Inc. For this purpose, new shares will be rounded up to the nearest whole number.

For stock certificates and related matters, please contact our transfer agent at 416-361-0152, attn: Ms. Jennifer Tan, mailing address: Suite 420, 120 Adelaide St. W., Toronto, ON M5H 4C3.

The new CUSIP number is 655046209.

The Company is also pleased to announce that it has acquired assets comprising ten movie scripts and seven distribution contracts from an independent production house in Toronto, Noble House Production Inc., for an agreed value of $350,000 payable by issuance of 3.5 million restricted common shares of the Company and equal number of warrants convertible in to equal number of shares at a price of $1 per warrant within two years.

At the same time, the Company also signed a five-year consulting agreement with Mr. Damian Lee, the owner of Noble House Production Inc. Under the Agreement, Mr. Lee will act as the CEO of the Company and as president of a new subsidiary to be engaged in the production and distribution of motion pictures and television shows using the assets acquired by the Company.

Mr. Lee is a twenty-year veteran of the film industry. Mr. Lee has written, produced and directed over 40 feature films. He put Jim Carrey, Hayden Christensen and Jason Priestly, among others, in their first feature film roles. Mr. Lee has written, directed and produced some of the most successful films in Canadian history, many of which spawned profitable and entertaining sequels.

For more information, please contact Mr. Kam Shah, CEO, at 416-860-0211, Damian Lee at 416-203-2966 or visit www.nhentertainment.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.